EXHIBIT (a)(2)(ii)

                                                         ntl Fawnspring Limited
                                  South Hertfordshire United Kingdom Fund, Ltd.
                                                                      ntl House
                                                     Bartley Wood Business Park
                                                                Hook, Hampshire
                                                                       RG27 9UP
                                                                        England

                                                               [GRAPHIC OMITTED]





Mr. Chip Patterson
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556

                                                               November 27, 2006

Dear Mr. Patterson:

We have obtained from the web site of the Securities and Exchange Commission ("SEC") a copy of the Schedule TO and exhibits that were filed with the SEC on November 13, 2006, announcing the offer (the "Offer") by Mackenzie Patterson Fuller, L.P. and related parties (the "Purchasers") to purchase the units of limited partnership interests (the "Units") of South Hertfordshire United Kingdom Fund, Ltd (the "Partnership"). Our review of the Offer indicates that the Offer raises significant legal issues and cannot proceed as described in the Schedule TO.

Section 7 of the Offer states that the Purchasers will pay for the Units upon receiving confirmation that the general partner of the Partnership will either transfer the Units or recognize the change of address for distributions and correspondence on the Units, regardless of the number of Units tendered. The Offer in no place acknowledges the provisions of Section 3.5(a) of the Limited Partnership Agreement, dated December 31, 1991, as amended (the "Partnership Agreement"), or the impact of those provisions on the terms and implementation of the Offer, nor does the Offer warn the holders of Units of the very substantial potential negative tax impact on the Partnership and holders of Units if the Offer were to succeed.

Section 3.5(a)(1) of the Partnership Agreement provides that interests in the Partnership may be assigned only with the consent of the general partner in its sole discretion. Section 3.5(a)(5) of the Partnership Agreement provides that no assignment of interests will be permitted if such assignments would result in 50% or more of the interests being transferred within a twelve month period. The final sentence of Section 3.5 states that the economic benefits of ownership of interests may be transferred without compliance with the provisions of Section 3.5(a)(1).

The Partnership has been treated since its inception, and is currently treated, for U.S. federal income tax purposes, as a partnership. The Offer acknowledges the impact upon the Partnership if the Partnership were to be treated as a "publicly traded partnership" under the Internal Revenue Code (the "Code"). Among other things, treatment as a publicly traded partnership would cause the Partnership to be treated as a corporation for U.S. federal income tax purposes, and would cause the Partnership to be subject to entity level U.S. federal income tax upon all of its income.

While the relevant sections of the Code contain various safe harbors, no safe harbor would be applicable to the Purchasers' acquisition of Units in the Offer if the Offer results in more than 2% of the Units being transferred in a calendar year. Without the availability of a safe harbor, we believe there may be a significant risk that a transfer of Units in the Offer in an amount that exceeds the safe harbor could cause the Partnership to be treated as a "publicly traded partnership", with potentially serious and adverse tax consequences to the Partnership and the Unit holders.

The Offer appears to contemplate that, to the extent that Units cannot be transferred, the Purchasers will receive from holders of Units who accept the Offer a power of attorney that will permit the Purchasers to change the address to which distributions will be sent, as well as a proxy to vote those Units. We have been advised that any such grant with respect to Units as to which the safe harbors under the Code are not applicable could have the same adverse tax consequences to the Partnership and holders of Units as a transfer of those Units.

The general partner, in exercising its sole discretion with respect to the transfer of Units under Section 3.5(a)(1) of the Partnership Agreement, will consider the potential tax impact of the Offer. While Section 3.5 does permit the transfer of economic benefits without compliance with the provisions of
Section 3.5(a)(1), we also believe that the granting of a power of attorney and proxy as suggested in the Offer is the equivalent of the transfer of limited partnership interests under Section 3.5(a)(1) and requires the consent of the general partner under that Section.

We note that the Purchasers or its affiliates have previously made tender offers for various other limited partnerships, certain of which recognized the same potential tax consequences with respect to those offers. In those instances, the target company requested (i) an opinion of the counsel to the purchasers in those offers that the offers would not result in the target company being deemed to be a "publicly traded partnership" for U.S. federal income tax purposes and
(ii) that the purchasers enter into an agreement to indemnify the target company, its general partners and non-tendering Unit holders for any loss or liability relating to any adverse tax consequences arising from the offers. The Purchasers should be aware that, based upon the advice of our outside legal counsel and in light of the potential great harm to the Partnership and its Unit holders, any offer to the Partnership to deliver such an opinion or to enter into an indemnification agreement would not satisfy our concerns.

For the reasons described above and any other reasons it deems appropriate, the general partner intends to exercise its sole discretion in connection with the Offer, as described in the Schedule TO, to prevent the transfer of Units or the use of powers of attorney and proxies as described in the Offer.

The Offer by its terms also violates the provisions of Section 3.5(a)(5) of the Partnership Agreement. That Section provides that no assignments of limited partnership interests will be permitted if such assignments would result in 50% or more of the interests being transferred within a twelve month period. The provisions of Section 3.5(a)(5) are absolute and not subject to waiver by the general partner. In addition, Section 3.5 does not in any way differentiate between the transfer of Units and the transfer of the economic benefits of ownership of Units for purposes of Section 3.5(a)(5), and any attempt to circumvent the requirements of Section 3.5(a)(5) through the use of powers of attorney would not be recognized. It should be noted that one of the purposes of this provision is to prevent a deemed termination of the Partnership for U.S. federal income tax purposes pursuant to Section 708 of the Code, followed by a deemed creation of a new partnership for U.S. federal income tax purposes.

We understand that even without a transfer of record title, if the Offer results in 50% or more of the interests having been transferred or tendered to the Purchasers with powers of attorney within a twelve month period, it is likely that a termination under Section 708 would occur (see Rev. Rul. 77-137).

The foregoing demonstrates why the Offer cannot proceed on the basis stated in the Schedule TO filed by the Purchasers. In addition, as a result of the Purchasers' failure to discuss fully any of the foregoing matters in the Purchasers' Schedule TO, we believe that the disclosure in the Schedule TO is materially misleading.

Finally, you had earlier informed us that the Purchasers had mailed a copy of the Offer to all Unit holders and to the Partnership. Our advisors informed you that the Partnership had never received a copy of the Offer from the Purchasers. In addition, we note that on November 20, 2006, in an email to the Partnership's Investor Relations department, a representative of the Purchasers suggested that the Purchasers had earlier received a Unit holder list. The email went on to state that the file containing the Unit holder list received by the Purchasers was corrupted. We have no evidence of ever sending such a list to you. In light of the above, we are concerned that the Purchasers have not in fact complied with the requirements of Rules 14d-3 and 14d-4 of the Securities Exchange Act of 1934, as amended, and have not mailed copies of the Offer to the Unit holders and to the Partnership, as required by those rules. We request and expect that you will promptly deliver to us evidence of the required mailings in order to demonstrate that the Purchasers are not in violation of these regulations.

Please call Robert Mackenzie urgently at +44 1256 752000 so that we may discuss how you intend to address these issues.

Sincerely,

South Hertfordshire United Kingdom Fund, Ltd.
a Colorado limited partnership
By:  NTL Fawnspring Limited,  its General Partner

By: /s/ ROBERT MACKENZIE
    -------------------------------
Robert Mackenzie
Director of ntl Directors Limited
Corporate director of NTL Fawnspring Limited,
the General Partner of South Hertfordshire United Kingdom Fund, Ltd.